SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2025

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SEABRIDGE GOLD INC.

(the “Company”)

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-283616).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release, dated February 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: February 13, 2025

EXHIBIT INDEX

99.1	News Release, dated February 13, 2025